Calgary, Alberta

November 7, 2007

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three and Nine Months Ended September 30, 2007

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the three and nine months ended September 30, 2007.

THIRD QUARTER 2007 HIGHLIGHTS

Principal Properties

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Commenced the North Dakota oil drilling program with Paramount’s new drilling rigs.

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Brought additional coal bed methane wells on production in the Chain area of Southern.

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Received regulatory approval for waterflood and commenced good production practice at Crooked Creek in Grande Prairie.

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Continued to divest of non-core assets.  Year-to-date proceeds from the disposal of strategic investments and non-core assets total $1,023.7 million.

Strategic Investments

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Invested $9.0 million in 3.3 million common shares of MGM Energy Corp. pursuant to a public offering of 39 million common shares by MGM Energy. Following the offering, Paramount’s ownership interest in MGM Energy was reduced from approximately 20.2 percent to 16.7 percent.

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Invested $3.0 million in 0.4 million units of Trilogy Energy Trust through open market purchases, increasing Paramount’s equity ownership from 16.2 percent to 16.7 percent at September 30, 2007.

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Purchased 1.9 million Common Shares for cancellation under Paramount’s Normal Course Issuer Bid program for a total cost of $35.1 million.

Financial Position

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Reduced Paramount’s outstanding long-term debt by $249.1 million from June 30, 2007 and $371.3 million from December 31, 2006.

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Paramount reported a strong financial position at September 30, 2007 with cash and short-term investments of $223.8 million, long-term debt of $135.5 million, and negative net debt of $69.0 million.

Financial and Operating Highlights (1)
($ millions except per share amounts and where stated otherwise)

	Three Months Ended			Nine Months Ended
	September 30, 2007	June 30, 2007	Change %	September 30, 2007	September 30, 2006	Change %

Financial
Petroleum and natural gas sales	61.9	80.9	(24)	221.6	239.5	(8)
Funds flow from operations	21.7	18.0	21	82.6	145.5	(43)
Per share – diluted	0.31	0.25	24	1.16	2.10	(45)
Net earnings (loss)	(82.2)	671.0	(112)	572.8	141.8	304
Per share – diluted	(1.17)	9.34	(113)	8.04	2.04	294
Capital expenditures	38.2	42.7	(10)	267.8	406.2	(34)
Market value of long-term investments (2)	338.4	351.0	(4)	338.4	645.6	(48)
Total assets	1,484.0	1,897.6	(22)	1,484.0	1,477.1	1
Net debt (3)	(69.0)	(131.7)	48	(69.0)	550.6	(112)
Common shares outstanding (thousands)	69,037	70,937	(3)	69,037	68,055	1
Market capitalization (4)	1,282.0	1,464.9	(13)	1,282.0	1,830.0	(30)
Operating
Natural gas sale volumes (MMcf/d)	73.5	89.5	(18)	82.3	82.5	-
Oil and natural gas liquid sales volumes (Bbl/d)	3,977	3,561	12	3,707	3,556	4
Total sales (Boe/d)	16,231	18,480	(12)	17,422	17,308	1
Gas weighting	76%	81%		79%	79%
Total wells drilled (gross)	39	1		144	338
Success rate (5)	95%	100%		94%	94%
(1) Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures and barrel of oil equivalent conversions under the heading "Advisories" at the end of this document.

 (2) Market value of long-term investments was determined using the closing price of Trilogy Energy Trust units and MGM Energy Corp. common shares on the Toronto Stock Exchange (TSX) and book value of the remaining long-term investments.

(3) Net debt is calculated and defined in the Liquidity and Capital Resources section of Paramount’s Management’s Discussion and Analysis.
(4) Based on the period end closing prices of Paramount Resources Ltd. on the TSX.
(5) Success rate excludes oil sands evaluation wells and includes the two unsuccessful wells drilled by MGM Energy Corp.

OUTLOOK

Paramount projects annual average production of 16,800 Boe/d for 2007, a decrease from previous guidance of 17,500 Boe/d.  This decrease is a result of: shutting in uneconomic wells; lower production volumes due to sharper than expected declines; delays in the United States drilling program caused by prolonged rig commissioning of Paramount’s two drilling rigs; and delays in bringing wells on production due to facility downtime and a wet summer.

The Company is continuing to review the impact of recently announced changes to Alberta’s royalty structure on Paramount’s existing asset portfolio and strategic plans. Paramount expects to finalize its 2008 capital budget in November, and presently anticipates a greater focus on the Company’s United States opportunities.

Capital Program

The Company’s 2007 capital expenditures forecast remains at $300 million, excluding land, acquisitions, and MGM Energy’s capital expenditures. Paramount’s capital spending for the remainder of the year will be focused on drilling and tie-ins in Kaybob, the North Dakota oil drilling program, and coal bed methane tie-ins in Southern. It is anticipated that fourth quarter 2007 capital spending will be funded by available working capital and funds flow from operations.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three and nine months ended September 30, 2007, including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements and related notes can be obtained at http://www.ccnmatthews.com/docs/1107POU_ifs.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com .

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES

NON-GAAP MEASURES

In this news release, Paramount uses the term "funds flow from operations", “funds flow from operations per share - diluted” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance.  The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital.  “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities.  “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows.  “Net debt” is calculated and defined in the Liquidity and Capital Resource section of Paramount’s Management’s Discussion and Analysis for the period ended September 30, 2007.  Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance. Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain statements included in this news release constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "assume", "based", "believe", "can", “consider”, "continue", "depend", "estimate", "expect", “forecast”, "if", "intend", "may", "plan", "project", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook.  Forward-looking statements or information in this news release include but are not limited to estimates of future production and capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, and the expected timing of completion of the wells in North Dakota.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things:

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the ability of Paramount to obtain required capital to finance its exploration, development and operations;

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the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals;

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currency, exchange and interest rates; and

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future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include but are not limited to:

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the ability of Paramount’s management to execute its business plan;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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risks and uncertainties involving the geology of oil and gas deposits;

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risks inherent in Paramount's marketing operations, including credit risk;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of resource estimates and resource life;

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the value and liquidity of Paramount’s equity investments and the returns on such equity investments;

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the uncertainty of estimates and projections relating to exploration and development costs and expenses;

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the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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Paramount's ability to enter into or renew leases;

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health, safety and environmental risks;

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Paramount's ability to secure adequate product transportation;

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imprecision in estimates of product sales and the anticipated revenues from such sales;

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the ability of Paramount to add production and reserves through development and exploration activities;

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weather conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

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uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

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changes in taxation laws and regulations and the interpretation thereof;

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changes in environmental and other regulations and the interpretation thereof;

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the cost of future abandonment activities and site restoration;

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the ability to obtain necessary regulatory approvals;

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risks associated with existing and potential future law suits and regulatory actions against Paramount;

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uncertainty regarding aboriginal land claims and co-existing with local populations;

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loss of the services of any of Paramount’s executive officers or key employees;

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the ability of Paramount to extend its credit facility on an ongoing basis;

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the impact of market competition; and

▪

general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY

This news release contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “Bbl”, and “Bbl/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994